UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A-4

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

Mobile TeleSystems OJSC

(Name of Issuer)

Common Stock, par value RUR 0.10 per share

(Title of Class of Securities)

6074091

(CUSIP Number)

Dr. Manfred Balz
Deutsche Telekom AG
Friedrich-Ebert-Allee 140
D-53113 Bonn, Germany
+49-228-181-0

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 16, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 6074091

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) T-Mobile Worldwide Holding GmbH IRS identification number not applicable.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Federal Republic of Germany

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 501,325,554

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 501,325,554

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 501,325,554

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 25.15%

14.	Type of Reporting Person (See Instructions) CO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) T-Mobile International AG & Co KG IRS identification number not applicable.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Federal Republic of Germany

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 501,325,554

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 501,325,554

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 501,325,554

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 25.15%

14.	Type of Reporting Person (See Instructions) CO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Deutsche Telekom AG IRS identification number not applicable.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Federal Republic of Germany

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 501,325,554

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 501,325,554

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 501,325,554

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 25.15%

14.	Type of Reporting Person (See Instructions) CO

This Amendment No. 4 (this “Amendment”) amends and supplements the Schedule 13D filed on March 24, 2003, as amended by Amendment No. 1 to the Schedule 13D filed on April 17, 2003, Amendment No. 2 to the Schedule 13D filed on April 28, 2003 and Amendment No. 3 to the Schedule 13D filed on December 17, 2003 (as amended and supplemented, the “Schedule 13D”), of T-Mobile International AG & Co KG, formerly T-Mobile International AG, (“T-Mobile International”), Deutsche Telekom AG (“DTAG”) and T-Mobile Worldwide Holding GmbH (“T-Mobile Worldwide”) with respect to the common stock, par value RUR 0.10 per common share (the “Shares”), of Mobile TeleSystems OJSC (the “Issuer”).  All capitalized terms used in this Amendment and not otherwise defined herein have the meanings ascribed to such terms in the Schedule 13D.

Item 1.	Security and Issuer

Item 2.	Identity and Background

Item 3.	Source and Amount of Funds or Other Consideration

Item 4.	Purpose of Transaction

On October 18, 2004, T-Mobile Worldwide Holding GmbH (“T-Mobile Worldwide”) provided notice to Sistema JSFC (“Sistema”) pursuant to Article 8 of the Shareholders’ Agreement, dated 12 March 2003, between T-Mobile International and Sistema (the “Shareholders’ Agreement”), indicating T-Mobile Worldwide’s intention to carry out a proposed offering (the “Offering”) of 300,800,000 Shares and offering to sell such Shares to Sistema as required by the Shareholders’ Agreement.  On December 16, 2004, Sistema and T-Mobile Worldwide entered into two Letter Agreements (each, a “Letter Agreement”), under which, among other things, Sistema waived its pre-emptive rights under the Shareholders’ Agreement to buy such Shares.  See Item 6.

On December 17, 2004, T-Mobile Worldwide agreed to sell 300,800,000 Shares at US$ 5.75 per Share less fees and commissions in a transaction not subject to registration under the U.S. Securities Act of 1933 pursuant to Regulation S thereunder. Such shares have not been and will not be registered under the Securities Act and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.  The sale of the Shares is expected to be completed on December 22, 2004.

The Reporting Persons intend to continue to review their investment in the Issuer from time to time and may determine to purchase or sell additional Shares from time to time to the extent permitted by the agreements described in the Schedule 13D and applicable law.  Any action or actions the Reporting Persons might undertake in respect of their Shares, including the contemplated Offering, will be dependent upon the Reporting Persons’ review of numerous factors, including, among other things, the price level and liquidity of the Shares; general market and economic conditions; ongoing evaluation of the Issuer’s business, financial condition, operations and prospect; the relative attractiveness of alternative business and investment opportunities; tax considerations; and other factors and future developments.

Except as set forth in this Item 4, the Reporting Persons have no present plans or proposals which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D, as promulgated by the Securities and Exchange Commission.

Item 5.	Interest in Securities of the Issuer

(a)     At the date hereof, T-Mobile Worldwide has sole voting and dispositive power with respect to the 501,325,554 Shares it holds of record.  For purposes of the Schedule 13D and this Amendment, T-Mobile International is also reported as having sole voting and dispositive power over such Shares by virtue of its control over T-Mobile Worldwide, and DTAG is also reported as having sole voting and dispositive power over such Shares by virtue of its control over T-Mobile International.  As T-Mobile Worldwide’s sole shareholder, T-Mobile International may be deemed to own all such Shares beneficially, and as T-Mobile International’s sole shareholder, DTAG may be deemed to own all such Shares beneficially.

The Reporting Persons may be deemed to be a group with Sistema, Sistema Holding Limited, Invest-Svyaz Holding, Vladimir P. Evtushenkov or VAST by virtue of the Shareholders’ Agreement, the Letter Agreements and other related agreements.  However, each Reporting Person expressly disclaims that it is such a member.

(b)     Except as set forth in this Item 5(a)-(b), each of the persons named in this Item 5(a)-(b) disclaims beneficial ownership of any Shares owned beneficially or of record by any other person named in this Item 5(a)-(b).

(c)     Except for the contemplated Offering by T-Mobile Worldwide and the entering into the Letter Agreements, there have been no transactions in the Shares by any of the Reporting Persons or, to the best of the Reporting Persons’ knowledge, any of the persons set forth in Exhibit A during the past 60 days.

(d) No other person has the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of, any Shares beneficially owned by the Reporting Persons.
(e) Not applicable.
Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

On October 18, 2004, T-Mobile Worldwide provided notice to Sistema pursuant to Article 8 of the Shareholders’ Agreement indicating T-Mobile Worldwide’s intention to carry out the proposed Offering of 300,800,000 Shares and offering to sell such Shares to Sistema as required by the Shareholders’ Agreement.  On December 16, 2004, Sistema and T-Mobile Worldwide entered into the Letter Agreements, under which, among other things,

(a) Sistema waived its pre-emptive rights under the Shareholders’ Agreement to buy such Shares;
(b) T-Mobile Worldwide has agreed to use commercially reasonable efforts to complete the Offering by December 31, 2004;

(c)     T-Mobile Worldwide has agreed that, provided the Offering is completed on or before December 31, 2004, until the earlier of 180 calendar days after completion date of an initial public offering by Sistema or August 15, 2005, except for Shares sold in the contemplated Offering, it will not (and will cause its affiliates not to), without Sistema’s prior written consent, (i) sell, offer to sell, contract or agree to sell, hypothecate, pledge, grant any option to purchase or otherwise dispose of or agree to dispose of, directly or indirectly, or file (or participate in the filing of) a registration statement or listing particular with any regulatory authority or stock exchange in respect of, or establish or increase a put equivalent position or liquidate or decrease a call equivalent position within the meaning of Section 16 of the Securities Act of 1933 with respect to, any Shares or any securities convertible into or exercisable or exchangeable for Shares, or warrants or other rights to purchase Shares, (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of Shares or any securities convertible into or exercisable or exchangeable for Shares, or warrants or other rights to purchase Shares, whether any such transaction is to be settled by delivery of Shares or such other securities, in cash or otherwise or (iii) publicly announce an intention to effect any transaction specified in clause (i) and (ii);

(d)     Sistema has agreed that if the Offering is completed on or before 31 December 2004, it will not, and will ensure its wholly-owned subsidiaries will not, deposit any Shares into the ADS facility established and existing pursuant to the Deposit Agreement, dated July 6, 2000 (the “Deposit Agreement), between the Issuer and JPMorgan Chase Bank until 90 calendar days after the completion date of the Offering;

(e)     Each of Sistema and T-Mobile Worldwide has agreed that, provided the Offering is completed on or before 31 December 2004, to the extent permitted by law, it shall take all reasonable actions to (i) pass resolutions in its capacity as shareholder, and (ii)  advise members of the board of directors of the Issuer, in each case, to instruct the Issuer (each of Sistema and T-Mobile Worldwide acknowledges to have certain duties to the Issuer under applicable law) to (A) maintain the capacity of the ADS facility established and existing pursuant to the Deposit Agreement at the current level until the date that is 40 days after the completion date of the Offering, and (B) increase the capacity of such ADS facility on the date that is 40 days after the completion date of the Offering to accommodate the deposit of additional Shares of the Issuer constituting in the aggregate 16% of the entire issued share capital of the Issuer, subject to applicable law.

Copies of the Letter Agreements are attached hereto as Exhibits F and G, respectively, and are incorporated herein by reference.  Other than the foregoing, neither the Reporting Persons nor, to the best of the Reporting Persons’ knowledge, any of the persons set forth on Exhibit A have any agreements, arrangements, understandings or relationships with respect to securities of the Issuer.

Item 7.	Material to Be Filed as Exhibits
Exhibit A Directors and Executive Officers of the Reporting Persons
Exhibit B Joint Filing Agreement (i)
Exhibit C Call Option Agreement (i)
Exhibit D Shareholders’ Agreement(i)
Exhibit E Unwind Agreement(i)
Exhibit F Letter Agreement
Exhibit G Letter Agreement

(i)    Previously filed as an Exhibit to Schedule 13D on March 24, 2003

Signature.

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 17, 2004

T-MOBILE WORLDWIDE HOLDING GMBH

By: s/ Frank Stoffer
Name: Frank Stoffer
Title: Managing Director

By: s/ Dr. Uli Kühbacher
Name: Dr. Uli Kühbacher
Title: Managing Director

T-MOBILE INTERNATIONAL AG & CO KG

By: s/ Gerard Meerman
Name: Gerard Meerman
Title: Holder of Power of Prokuration

By: s/ Fridbert Gerlach
Name: Fridbert Gerlach
Title: Holder of Power of Prokuration

DEUTSCHE TELEKOM AG

By: s/ Rolf Ewenz-Sandten
Name: Rolf Ewenz-Sandten
Title: Holder of Power of Prokuration

By: s/ Kevin Copp
Name: Kevin Copp
Title: Holder of Power of Prokuration

EXHIBIT INDEX

Exhibit A                Directors and Executive Officers of the Reporting Persons

Exhibit B                Joint Filing Agreement (i)

Exhibit C                Call Option Agreement (i)

Exhibit D                Shareholders’ Agreement (i)

Exhibit E                 Unwind Agreement (i)

Exhibit F                 Letter Agreement, dated December 16, 2004, from Sistema JSFC addressed to T-Mobile Worldwide Holding GmbH

Exhibit G                Letter Agreement, dated December 16, 2004, from Sistema JSFC addressed to T-Mobile Worldwide Holding GmbH

(i)    Previously filed as an Exhibit to Schedule 13D on March 24, 2003